EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to Registration Statement (Form S-4 No. 333-113891) and related Prospectus of Aames Investment Corporation for the registration of its common stock.

We consent to the use of our report dated March 11, 2004 with respect to the balance sheet of Aames Investment Corporation as of February 27, 2004 included in the Registration Statement and related Prospectus of Aames Investment Corporation referred to above.

We consent to the use of our report dated September 4, 2003 in the Registration Statement and related Prospectus of Aames Investment Corporation referred to above with respect to the consolidated financial statements of Aames Financial Corporation for the year ended June 30, 2003 included in its Annual Report on Form 10-K dated September 22, 2003, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Los Angeles, California

May 21, 2004